FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending November 2014

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Publication of Final Terms

The following final terms dated 28 November 2014 (the "Final Terms") in respect of the Notes (as defined below) are available for viewing:

GlaxoSmithKline Capital plc issue of:

EUR1,500,000,000 0.625 per cent. Notes due 2019; and

EUR1,000,000,000 1.375 per cent. Notes due 2024,

in each case guaranteed by GlaxoSmithKline plc issued under the £15,000,000,000 Euro Medium Term Note Programme (the "Notes")

Copies of the Final Terms have been submitted to the National Storage Mechanism and will shortly be available for viewing at:

http://www.morningstar.co.uk/uk/NSM.

For further information, please contact:

GlaxoSmithKline plc

980 Great West Road

Brentford

Middlesex

TW8 9GS

United Kingdom

Enquiries:

UK Media enquiries:	David Mawdsley Sarah Spencer	(020) 8047 5502 (020) 8047 5502
European Analyst/Investor enquiries:	Gary Davies Ziba Shamsi	(020) 8047 5503 (020) 8047 5543
BASIS ON WHICH YOU MAY ACCESS THE FINAL TERMS AND BASE PROSPECTUS

Please note that the information contained in the Final Terms and the Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms is not addressed. Prior to relying on the information contained in the Final Terms or the Base Prospectus you must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: November 28, 2014

By: VICTORIA WHYTE
----------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc